Exhibit 99.1

COSTAMARE INC.
Consolidated Balance Sheets
As of December 31, 2013 and September 30, 2014
(Expressed in thousands of U.S. dollars)

	December 31, 2013 (Audited)	September 30, 2014 (Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$93,379	$138,573
Restricted cash	9,067	9,045
Accounts receivable, net	16,145	5,407
Inventories (Note 5)	11,005	12,660
Due from related parties (Notes 3 and 10)	2,679	3,569
Insurance claims receivable	1,429	1,487
Prepaid lease rentals (Notes 2 and 12)	-	4,982
Accrued charter revenue (Note 13)	409	408
Prepayments and other	2,450	4,215
Total current assets	136,563	180,346
FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 6)	240,871	-
Finance leased assets (Notes 2 and 12)	-	252,458
Vessels, net (Note 7)	2,187,388	2,115,359
Total fixed assets, net	2,428,259	2,367,817
NON-CURRENT ASSETS:
Investment in affiliates (Notes 10)	23,732	73,108
Prepaid lease rentals, non-current (Notes 2 and 12)	-	42,067
Accounts receivable, non-current, net	7,334	1,425
Deferred charges, net (Note 8)	29,864	24,874
Restricted cash	49,826	51,266
Accrued charter revenue, non-current (Note 13)	10,264	1,128
Other non-current assets (Note 4)	-	14,041
Total assets	$2,685,842	$2,756,072
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 11)	$206,717	$195,047
Accounts payable	5,814	4,942
Due to related parties (Note 3)	-	1,373
Finance lease obligations (Notes 2 and 12)	-	13,273
Accrued liabilities	14,386	17,687
Unearned revenue (Note 13)	9,601	12,623
Fair value of derivatives (Notes 19 and 20)	55,322	41,562
Other current liabilities	3,140	2,129
Total current liabilities	294,980	288,636
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 11)	1,660,859	1,371,764
Finance lease obligations, net of current portion (Notes 2 and 12)	-	237,094
Fair value of derivatives, net of current portion (Notes 19 and 20)	47,890	29,058
Unearned revenue, net of current portion (Note 13)	25,164	28,835
Total non-current liabilities	1,733,913	1,666,751
COMMITMENTS AND CONTINGENCIES (Note 14)	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 15)	-	-
Common stock (Note 15)	8	8
Additional paid-in capital (Note 15)	762,142	858,665
Accumulated deficit	(20,047)	(6,675)
Accumulated other comprehensive loss (Notes 19 and 21)	(85,154)	(51,313)
Total stockholders’ equity	656,949	800,685
Total liabilities and stockholders’ equity	$2,685,842	$2,756,072

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Income
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

	September 30,
	2013	2014
REVENUES:
Voyage revenue	$301,700	$363,129
EXPENSES:
Voyage expenses	(2,520)	(2,590)
Voyage expenses-related parties (Note 3)	(2,283)	(2,724)
Vessels’ operating expenses	(85,904)	(90,392)
General and administrative expenses	(3,283)	(4,505)
Management fees-related parties (Note 3)	(12,303)	(14,199)
Amortization of dry-docking and special survey costs (Note 8)	(6,135)	(5,576)
Depreciation (Notes 7, 12 and 21)	(65,158)	(78,845)
Amortization of prepaid lease rentals (Notes 2 and 12)	-	(2,768)
Gain on sale / disposal of vessels, net (Note 7)	518	2,543
Foreign exchange gains / (losses), net	118	(73)
Operating income	124,750	164,000
OTHER INCOME / (EXPENSES):
Interest income	448	531
Interest and finance costs (Note 17)	(56,923)	(75,601)
Swaps breakage costs (Note 19)	-	(10,192)
Equity gain / (loss) on investments (Note 10)	295	(2,237)
Other, net	844	2,843
Gain on derivative instruments, net (Note 19)	6,821	4,943
Total other income / (expenses)	(48,515)	(79,713)
Net Income	$76,235	$84,287
Earnings allocated to Preferred Stock (Note 16)	(585)	(8,831)
Net income available to Common Stockholders	$75,650	$75,456
Earnings per common share, basic and diluted (Note 16)	$1.01	$1.01
Weighted average number of shares, basic and diluted	74,800,000	74,800,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Comprehensive Income
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars)

	September 30,
	2013	2014

Net income for the period	$76,235	$84,287
Other comprehensive income / (loss)
Unrealized gain on cash flow hedges, net (Notes 19 and 21)	59,122	27,649
Net settlements on interest rate swaps qualifying for cash flow hedge (Notes 11 and 21)	(2,785)	(489)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 21)	30	77
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals (Notes 2 and 12)	-	6,604
Other comprehensive income for the period	$56,367	$33,841
Total comprehensive income for the period	$132,602	$118,128

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Stockholder’s Equity
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total

BALANCE, January 1, 2013	-	$-	-	$-	74,800,000	$8	$714,100	$(152,842)	$(40,814)	$520,452
- Net income	-	-	-	-	-	-	-	-	76,235	76,235
- Preferred stock Series B issuance	-	-	2,000,000	-	-	-	48,425	-	-	48,425
- Preferred stock Series B expenses	-	-	-	-	-	-	(383)	-	-	(383)
- Dividends - Common stock	-	-	-	-	-	-	-	-	(60,588)	(60,588)
- Dividends – Preferred stock	-	-	-	-	-	-	-	-	(585)	(585)
- Other comprehensive income	-	-	-	-	-	-	-	56,367	-	56,367
BALANCE, September 30, 2013	-	$-	2,000,000	$-	74,800,000	$8	$762,142	$(96,475)	$(25,752)	$639,923

BALANCE, January 1, 2014	-	$-	2,000,000	$-	74,800,000	$8	$762,142	$(85,154)	$(20,047)	$656,949
- Net income	-	-	-	-	-	-	-	-	84,287	84,287
- Preferred stock Series C issuance	4,000,000	-	-	-	-	-	96,850	-	-	96,850
- Preferred stock Series C expenses	-	-	-	-	-	-	(327)	-	-	(327)
- Dividends -Common stock	-	-	-	-	-	-	-	-	(62,084)	(62,084)
- Dividends -Preferred stock	-	-	-	-	-	-	-	-	(8,831)	(8,831)
- Other comprehensive income	-	-	-	-	-	-	-	33,841	-	33,841
BALANCE, September 30, 2014	4,000,000	$-	2,000,000	$-	74,800,000	$8	$858,665	$(51,313)	$(6,675)	$800,685

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars)

	September 30,
	2013	2014
Cash Flows From Operating Activities:
Net income:	$76,235	$84,287
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	65,158	78,845
Allowance for doubtful amounts	-	824
Amortization of prepaid lease rentals	-	2,768
Amortization and write-off of financing costs	1,056	3,573
Amortization of deferred dry-docking and special survey	6,135	5,576
Net settlements on interest rate swaps qualifying for cash flow hedge	(2,785)	(489)
Gain on derivative instruments, net	(6,821)	(4,943)
Gain on sale / disposal of vessels, net	(518)	(2,543)
Equity (gain) / loss on investments	(295)	2,237
Changes in operating assets and liabilities:
Accounts receivable	(16,338)	10,663
Due from related parties	185	(890)
Inventories	(3,920)	(1,655)
Insurance claims receivable	(197)	(58)
Prepayments and other	(1,559)	(1,765)
Accounts payable	1,793	(872)
Due to related parties	-	1,373
Accrued liabilities	4,497	1,388
Unearned revenue	1,582	757
Other current liabilities	(656)	(1,011)
Dry-dockings	(5,357)	(3,577)
Accrued charter revenue	10,673	6,241
Net Cash provided by Operating Activities	128,868	180,729
Cash Flows From Investing Activities:
Investment in affiliates	(8,842)	(57,101)
Proceeds from the sale of subsidiary	16,044	-
Dividend from affiliate	-	5,488
Advances for vessel acquisitions	(482,357)	(59,058)
Vessels acquisitions / Additions to vessel cost	(51,853)	(20,518)
Proceeds from the sale of vessels, net	13,891	22,054
Net Cash used in Investing Activities	(513,117)	(109,135)
Cash Flows From Financing Activities:
Finance lease proceeds	-	256,716
Finance lease repayment	-	(6,349)
Offering proceeds, net of related expenses	48,042	96,523
Proceeds from long-term debt	377,844	9,000
Repayment of long-term debt	(120,450)	(309,765)
Payment of financing costs	(173)	(2,055)
Dividends paid	(60,588)	(69,052)
Increase in restricted cash	(7,376)	(1,418)
Net Cash provided by Financing Activities	237,299	(26,400)
Net (decrease) / increase in cash and cash equivalents	(146,950)	45,194
Cash and cash equivalents at beginning of the period	267,321	93,379
Cash and cash equivalents at end of the period	$120,371	$138,573
Supplemental Cash Information:
Cash paid during the period for interest	$22,269	$34,935

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012 and on October 19, 2012, the Company completed two follow-on public offerings in the United States under the Securities Act and issued 7,500,000 shares and 7,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share and $14.00 per share, respectively, increasing the issued share capital to 74,800,000 shares. At September 30, 2014, members of the Family owned, directly or indirectly, approximately 64.8% of the outstanding common shares, in the aggregate. Furthermore, on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share and on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2013 and September 30, 2014, the Company owned and/or operated a fleet of 52 and 54 container vessels, respectively, with a total carrying capacity of approximately 295,872 TEU and 317,821 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

At September 30, 2014, Costamare had 91 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except for five incorporated in the Republic of the Marshall Islands, out of which 54 operate vessels, 31 have sold or disposed their vessels and are dormant, one was established to be used for future vessel acquisitions, one was established to participate in investments (Note 10) and four to participate in future investments (Note 22(a)).

Revenues for the nine-month periods ended September 30, 2013 and 2014, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2013	2014
A	31%	26%
B	24%	29%
C	17%	14%
D	11%	18%
Total	83%	87%

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2014, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2013. There have been no material changes to these policies in the nine-month period ended September 30, 2014, however the Company adopted the accounting policies relating to (i) sale and leaseback transactions and finance leases and (ii) investments in equity and debt securities.

Finance leases: Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 840 classifies leases as finance or operating. Finance leases are accounted for as the acquisition of an asset and the incurrence of an obligation by the lessee and as a sale or financing by the lessor. All other leases are accounted for as operating leases. The determination of whether an arrangement is (or contains) a capital lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 840-10-25-1.

Finance leases are capitalized at the commencement of the lease at the lower between the fair value of the leased asset and the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability. Finance charges are recognized in finance costs in the consolidated statement of income. The lease payments are allocated between liability and finance costs to achieve a constant rate on the capital balance outstanding.  If the lease agreement transfers the ownership of the leased asset to the lessee, then the asset is depreciated over its useful economic life (estimated at 30 years), else it is depreciated over the lease term.

For sale and lease back transactions, whereas the fair value of the asset sold is more than its carrying amount, any indicated loss on the sale is in substance a prepayment of rent and thus, in accordance with ASC 840-40-35-4, the Company defers this prepaid rental and amortizes it over the lease term. In case the fair value of the asset sold is less than its carrying amount, any indicated loss on the sale is recognized in the consolidated statement of income as incurred.

Operating lease payments are recognized as an operating expense in the consolidated statement of income on a straight-line basis over the lease term.

Investments in Equity and Debt Securities: The Company classifies debt securities and equity securities pursuant to the provisions of ASC 320-10-25-1 “Investments – Debt and Equity Securities”, into one of the following three categories:

a. Trading securities. If the Company acquires a security with the intent of selling it in the near term, the security is classified as trading.

b. Available-for-sale securities. Investments in debt securities and equity securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities.

c. Held-to-maturity securities. Investments in debt securities are classified as held-to-maturity only if the Company has the positive intent and ability to hold these securities to maturity.

In order to determine the applicable category, the Company considers the following: (i) if the Company intends to sell the security, (ii) whether it is more likely than not that the Company will be required to sell the security before the recovery of its (entire) cost, and (iii) whether the security has a readily determinable fair value or not.

Debt and equity securities which are decided on inception to be accounted for as trading securities or available-for-sale securities are initially recognized at cost and subsequently are measured at fair value. Declines in the fair value of trading securities are recognized in earnings, while declines in the fair value of available-for-sale securities are recorded in Other Comprehensive Income and affect earnings when the securities are disposed. Held-to-maturity debt securities are initially recognized at cost and subsequently are measured at amortized cost, less impairment. The amortized cost is adjusted for amortization of premiums and accretion of discounts to maturity.  Management evaluates debt securities held-to-maturity for other than temporary impairment at each reporting date. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited, to the following: (i) the extent of the duration of the decline; (ii) the reasons for the decline in value and, (iii) the financial condition of and near-term prospects of the issuer. An investment in debt or equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case, the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value.

Equity securities with no readily determinable fair value, which relate to an entity in which the Company does not have the ability to exercise significant influence, are accounted for pursuant to the provisions of ASC 325-20 “Investments – Other – Cost Method Investments”. The Company initially recognizes such equity securities at cost. Subsequently, any dividends distributed by the investee to the Company are recognized as income when received, but only to the extent they represent net accumulated earnings of the investee since the Company’s initial recognition of the investment. Net accumulated earnings are recognized as income by the Company only if they are distributed to the investor as dividends. Any dividends received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment. Management evaluates the equity securities for other-than-temporary-impairment at each reporting date. An investment in cost method equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value. Consideration is given to significant deterioration in the earnings performance, or business prospects of the investee, significant adverse change in the regulatory, economic, or technological environment of the investee, significant adverse change in the general market condition in which the investee operates, as well as factors that raise significant concerns about the investee’s ability to continue as a going concern.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

New accounting pronouncements

Revenue from Contracts with Customers: The FASB and the International Accounting Standards Board (“IASB”) (collectively, the Boards) jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards and  is effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the impact of the new standard on Company’s financial position and performance.

 3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chief Executive Officer and, as such, is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services, certain commercial services, director and officer related insurance services and the services of the Company’s officers. Costamare Shipping receives $1,000 annually on a prorated basis for the services of the Company’s officers in aggregate.

Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), which is also controlled by Mr. Konstantakopoulos, or through or together with a third party sub-manager, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in exchange for a daily fee for each containership. Up to April 2013, Costamare Shipping also provided such services through Ciel Shipmanagement S.A. (“CIEL”), another company controlled by Mr. Konstantakopoulos. We refer to Costamare Shipping and Shanghai Costamare and, up to April 2013, CIEL as our “affiliated managers”.

Pursuant to the management agreement, Costamare Shipping receives a daily fee for each containership as follows: (i) for each containership (subject to any charter other than a bareboat charter) it receives a daily fee of $0.919 since January 1, 2014 ($0.884 for 2013), prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel and (ii) for each containership subject to a bareboat charter it receives a daily fee of $0.460 since January 1, 2014 ($0.442 for 2013), prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel.

The Company also pays to Costamare Shipping (i) a flat fee of $700 for the supervision of the construction of any newbuild vessel contracted by the Company, provided that such flat fee (which is fixed at the time of the ordering of any newbuild and remains constant until its delivery) will be annually adjusted upwards by 4% for any vessels ordered after December 31, 2012, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases, and (ii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet.

The initial term of the management agreement expires on December 31, 2015 and will be automatically extended in additional one-year increments until December 31, 2020, at which point it will expire. The daily management fee for each containership was fixed until December 31, 2012 and is thereafter annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term which expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination; provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. Since April 2013, the Cell provides technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels (including all container vessels previously managed by CIEL), pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee. Costamare Shipping remains the head manager for all vessels owned by the Company.

The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Group Management Agreement. As at September 30, 2014, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 19 of Costamare’s vessels.

Management fees charged by the Manager in the nine-month periods ended September 30, 2014 and 2013, amounted to $14,035 and $11,347, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, the Manager charged (i) $2,724 and $2,283 for the nine-month periods ended September 30, 2014 and 2013 respectively, representing a fee of 0.75% on all gross revenues, as provided in the management agreements with each subsidiary, which is separately reflected as Voyage expenses-related parties in the accompanying consolidated statements of income for the nine-month periods ended September 30, 2014 and 2013, respectively, (ii) $750 and $750 for the services of the Company’s officers in aggregate, which is included in General and administrative expenses in the accompanying consolidated statements of income for the nine-month periods ended September 30, 2014 and 2013, respectively, and (iii) $1,050 supervision fees for three newbuild vessels, which were delivered during the nine-month period ended September 30, 2014 ($2,450 for seven newbuild vessels which were delivered during the year ended December 31, 2013). Furthermore, in accordance with the management agreement with V.Ships Greece, V.Ships Greece has been provided with the amount of $1,425 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current, in the accompanying 2014 consolidated balance sheet.

During the nine-month periods ended September 30, 2014 and 2013, the Manager charged in aggregate to the companies established pursuant to the Framework Agreement (Notes 9 and 10) the amount of $1,148 and $646, respectively, for services provided in accordance with the respective management agreements.

The balance due from the Manager at December 31, 2013, amounted to $2,076 and the balance due to the Manager at September 30, 2014 amounted to $1,373, which are included in Due from related parties in the accompanying 2013 consolidated balance sheet and Due to related parties in the accompanying 2014 consolidated balance sheet, respectively.

(b) Ciel Shipmanagement S.A.: CIEL, a company incorporated in the Republic of Liberia, is wholly-owned, effective November 30, 2012, by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer (prior to November 30, 2012, Mr. Konstantinos Konstantakopoulos owned 50.2% and Mr. Dimitrios Lemonidis owned 49.8% of CIEL). CIEL was not part of the consolidated group of the Company but was an affiliated manager up to April 2013. CIEL, up to April 2013, provided the Company’s vessels certain ship management services such as technical support and maintenance, financial and accounting services, under separate management agreements signed between CIEL and each ship-owning company, in exchange for a daily fixed fee of $0.600 per vessel. CIEL specialized, although not exclusively, in managing containerships of up to 3,500 TEU. As of September 30, 2014, CIEL did not provide technical, crewing, provisioning, bunkering, sale and purchase and accounting services, or other commercial services, to any (nil at December 31, 2013) of the Company’s containerships. Management fees charged by CIEL in the nine-month periods ended September 30, 2013 and 2014 amounted to $956 and $164, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2013 and September 30, 2014, amounted to $603 and $579, respectively and is included in Due from related parties in the accompanying consolidated balance sheets.

(c) Shanghai Costamare Ship Management Co. Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager, Mr. Shen Xiao Dong. Shanghai Costamare is a company incorporated in the Peoples’ Republic of China in September 2004 and is not part of the consolidated group of the Company but is an affiliated manager. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels have been subcontracted from the Manager to Shanghai Costamare. As of September 30, 2014, Shanghai Costamare provided such services to ten (nine as of December 31, 2013) of the Company’s containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2013 and September 30, 2014.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

4. Other non-current assets: As of July 16, 2014, Zim Integrated Services (“Zim”) and its creditors including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, entered into definitive documentation to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim’s equity and $8,229 aggregate principal amount of unsecured interest bearing Zim notes maturing in 2023 (consisting of $1,452 of 3.0% Series 1 Notes due 2023 and $6,777 of 5.0% Series 2 Notes due 2023) in exchange for amounts owed by Zim to the Company under their charter agreements.

As of July 16, 2014, the Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim, other similar contracts with similar terms, maturities and interest rates, and recorded at fair value $941 in relation to the Series 1 Notes, $5,005 in relation to the Series 2 Notes and $8,045 in relation to its equity participation in Zim. On a quarterly basis, the Company will account for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. The Company recorded $50 in relation to their fair value unwinding, which is included in “Interest income” in the consolidated statement of income for the nine month period ended September 30, 2014. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at September 30, 2014, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis.

5. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	September 30, 2014
Bunkers	303	-
Lubricants	9,044	11,059
Spare parts	1,658	1,601
Total	11,005	12,660

6. Advances for Vessels Acquisitions:

On September 21, 2010, the Company through its three wholly-owned subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., contracted with a shipyard for the construction and purchase of three newbuild vessels (Hulls H1068A, H1069A and H1070A), each of approximately 9,403 TEU capacity at a contract price per newbuild vessel of $95,080. The newbuilds MSC Azov (Hull H1068A), MSC Ajaccio (Hull H1069A) and MSC Amalfi (Hull H1070A) were delivered to the Company on January 14, 2014, March 14, 2014 and April 28, 2014, respectively. The Company agreed with a financial institution to refinance the then outstanding balance of the loan relating to MSC Azov, MSC Ajaccio and MSC Amalfi, under a ten-year sale and leaseback transaction. Under the sale and leaseback transaction, the vessels were chartered back to the Company on a bareboat basis and remained on time charter with its initial time charterer (Note 12).

On January 28, 2011, the Company, through its two wholly-owned subsidiaries Jodie Shipping Co. and Kayley Shipping Co., contracted with a shipyard for the construction and purchase of two newbuild vessels (Hulls S4010 and S4011), each of approximately 8,827 TEU capacity. The Company entered into ten-year charter party agreements from their delivery from the shipyard. The newbuild vessels MSC Athens (Hull S4010) and MSC Athos (Hull S4011) were delivered to the Company on March 14, 2013 and April 8, 2013, respectively, and the amount of $196,675, in aggregate, which included the contract price, capitalized interest and financing costs and other capitalized costs, was transferred to Vessels, net.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

On April 20, 2011, the Company, through its five wholly-owned subsidiaries Quentin Shipping Co., Raymond Shipping Co., Sander Shipping Co., Terance Shipping Co. and Undine Shipping Co., contracted with a shipyard for the construction and purchase of five newbuild vessels (Hulls S4020, S4021, S4022, S4023 and S4024), each of approximately 8,827 TEU capacity. The newbuild vessels Valor (Hull S4020), Value (Hull S4021), Valiant (Hull S4022), Valence (Hull S4023) and Vantage (Hull S4024) were delivered to the Company on June 3, 2013, June 25, 2013, August 5, 2013, September 2, 2013 and November 8, 2013, respectively and the amount of $492,437, in aggregate, which included the contract price, capitalized interest and financing costs and other capitalized costs, was transferred to Vessels, net.

The total aggregate price for all ten newbuild vessels amounted to $953,873, payable in installments until their deliveries, which was fully paid through June 30, 2014 ($572,496 paid during the year ended December 31, 2013, $181,198 paid during the year ended December 31, 2012 and $143,131 paid during the year ended December 31, 2011).

During the nine-month period ended September 30, 2014 the costs incurred associated with the construction of MSC Azov, MSC Ajaccio and MSC Amalfi are presented in the table below:

Balance, December 31, 2013	240,871
Pre-delivery installments	57,048
Capitalized interest and finance costs	1,306
Other capitalized costs	704
Sale and leaseback (Note 12)	(299,929)
Balance, September 30, 2014	-

7. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	2,960,999	(773,611)	2,187,388
Depreciation	-	(74,510)	(74,510)
Vessel acquisitions and other vessels’ costs	20,518	-	20,518
Disposals	(36,543)	18,506	(18,037)
Balance, September 30, 2014	2,944,974	(829,615)	2,115,359

During the nine-month period ended September 30, 2014, the Company acquired the two secondhand vessels Neapolis and Areopolis at an aggregate price of $19,540.

During the year ended December 31, 2013, the Company took delivery from the shipyard of the seven newbuild container vessels MSC Athens, MSC Athos, Valor, Value, Valiant, Valence and Vantage at an aggregate cost of $689,112 (Note 6). Furthermore, during the year ended December 31, 2013, the Company acquired the four secondhand container vessels Venetiko, Petalidi, Ensenada Express and X-Press Padma at an aggregate price of $51,853. On July 12, 2013 pursuant to the Framework Agreement (Notes 9 and 10), York (as defined below) participated with a 51% interest in the share capital of the ship-owning companies of the vessels Petalidi, Ensenada Express  and  X-Press Padma (Note 10).

During the nine-month period ended September 30, 2014, the Company sold for scrap the container vessels Konstantina, MSC Kyoto and Akritas at an aggregate price of $24,329 and recognized a net gain of $2,543, which is separately reflected in Gain on sale / disposal of vessels, net in the accompanying 2014 consolidated statement of income.

During the nine-month period ended September 30, 2013, the Company sold for scrap the container vessels MSC Washington, MSC Austria and MSC Antwerp at an aggregate price of $24,052 and recognized a net gain of $518, which is separately reflected in Gain on sale / disposal of vessels, net in the accompanying 2013 consolidated statement of income.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

Forty-six of the Company’s vessels, with a total carrying value of $1,963,104 as of September 30, 2014, have been provided as collateral to secure the long-term debt discussed in Note 11.

8. Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, December 31, 2013	9,954	19,910	29,864
Additions	2,055	3,577	5,632
Amortization	(1,550)	(5,576)	(7,126)
Write-off	(2,023)	(1,473)	(3,496)
Balance, September 30, 2014	8,436	16,438	24,874

Financing costs represent fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write off, of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 17). The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

During the nine-month periods ended September 30, 2013 and 2014, seven vessels and five vessels, respectively, underwent their special surveys. During the nine-month period ended September 30, 2014, three vessels completed their works, while two were in progress. During the nine-month period ended September 30, 2013, seven vessels (including the Petalidi (Note 10) completed their works. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

9. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), entered into a Framework Deed (the “Framework Agreement”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Agreement the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

Under the terms of the Framework Agreement, York has agreed to invest up to $250 million in mutually agreed vessel acquisitions and Costamare Ventures has agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions. Depending on the amount Costamare Ventures elects to invest, it is expected that it will hold between 25% and 49% of the equity in the entities that will be formed under the Framework Agreement (the “affiliate ship-owning companies”) and York will hold the balance. Costamare Shipping provides shipmanagement and administrative services to the vessels acquired under the Framework Agreement, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. The Framework Agreement will terminate on its sixth anniversary or upon the occurrence of certain extraordinary events as described therein. At that time, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. The Company accounts for the entities formed under the Framework Agreement as equity investments. As at September 30, 2014, the Company holds a range of 25% to 49% of the capital stock of fourteen jointly-owned companies formed pursuant to the Framework Agreement with York (Note 10).

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

10. Investment in Affiliates:

The affiliate ship-owning companies, all of which are incorporated in the Marshall Islands and are accounted for under the equity method, are as follows:

		Participation %	Date Established
Entity	Vessel/Hull	September 30, 2014	/Acquired
Steadman Maritime Co.	Ensenada Express	49%	July 1, 2013
Marchant Maritime Co.	X-Press Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Smales Maritime Co.	Elafonisos	49%	June 6, 2013
Kemp Maritime Co.	Hull NCP0113	49%	June 6, 2013
Hyde Maritime Co.	Hull NCP0114	49%	June 6, 2013
Ainsley Maritime Co.	Hull NCP0115	25%	June 25, 2013
Ambrose Maritime Co.	Hull NCP0116	25%	June 25, 2013
Benedict Maritime Co.	Hull HN2121	40%	October 16, 2013
Bertrand Maritime Co.	Hull HN2122	40%	October 16, 2013
Beardmore Maritime Co.	Hull HN2123	40%	December 23, 2013
Schofield Maritime Co.	Hull HN2124	40%	December 23, 2013
Fairbank Maritime Co.	Hull HN2125	40%	December 23, 2013
Connell Maritime Co.	n/a	40%	December 18, 2013

On July 12, 2013, in accordance with the Framework Agreement, York contributed $16,044, in the aggregate, in order to acquire a 51% equity interest in the affiliate ship-owning companies Steadman Maritime Co., Marchant Maritime Co. and Horton Maritime Co., and for initial working capital of such affiliate ship-owning companies. There was no difference between: (a) the aggregate of the fair value of the consideration received and the fair value of the retained investment, as compared with (b) the carrying amount of the former subsidiaries assets and liabilities, in each case at the date the subsidiaries were deconsolidated.

Furthermore, in July 2013, Costamare Ventures participated with 49% in the equity of Kemp Maritime Co. and Hyde Maritime Co. who entered into ship-building contracts for the construction of two 9,000 TEU container vessels, subject to upgrade, by contributing $8,707, in the aggregate up to December 31, 2013 and $8,822, in the aggregate during the nine-month period ended September 30, 2014.

During the nine-month period ended September 30, 2014, Costamare Ventures participated with 25% in the equity of Ainsley Maritime Co. and Ambrose Maritime Co., who entered into ship-building contracts for the construction of two 11,000 TEU container vessels, by contributing $8,767, in the aggregate. Furthermore, Costamare Ventures participated with 40% in the equity of Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., who entered into ship-building contracts for the construction of five 14,000 TEU container vessels, by contributing  $28,837, in the aggregate.

During the nine-month period ended September 30, 2014, pursuant to the Framework Agreement, Costamare Ventures participated with 40% in the equity of Connell Maritime Co. by contributing the amount of $6,669.

During the nine-month period ended September 30, 2014, pursuant to the Framework Agreement, Costamare Ventures participated with 49% in the equity of Smales Maritime Co. by contributing the amount of $4,005 for the acquisition of the secondhand vessel Elafonisos.

During the nine-month period ended September 30, 2014, the Company recorded a net loss of $2,237, which is separately reflected as Equity gain / (loss) on investments in the accompanying 2014 consolidated statement of income.

Furthermore, during the nine-month period ended September 30, 2014, two affiliate ship-owning companies declared a dividend to its shareholders and Costamare Ventures received the amount of $5,488, which is included in Investments in affiliates in the accompanying 2014 consolidated balance sheet.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

In addition, Costamare Ventures has provided Marchant Maritime Co., Horton Maritime Co. and Steadman Maritime Co. with certain cash advances. As of September 30, 2014, the aggregate balance due from the three companies amounted to $2,990 and is included in Due from related parties in the 2014 consolidated balance sheet.

In addition, the Company received the amount of $1,813, for services rendered, from an affiliate ship-owning company, which is included in Other, net in the 2014 consolidated statement of income.

The summarized financial information of the affiliates is as follows:

	December 31, 2013	September 30, 2014
Non-current assets	49,072	180,288
Current assets	3,184	21,411
	52,256	201,699

Current liabilities	2,196	6,680

Nine-month period ended September 30, 2014
Voyage revenue	8,930
Net loss	(3,301)

11. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)	December 31, 2013	September 30, 2014
1. Credit Facility	675,774	608,356
2. Term Loans:
1. Costis Maritime Corporation and Christos Maritime Corporation	100,500	96,000
2. Mas Shipping Co.	47,000	38,875
3. Montes Shipping Co. and Kelsen Shipping Co.	90,000	84,000
4. Capetanissa Maritime Corporation	55,000	50,000
5. Rena Maritime Corporation	52,500	47,500
6. Costamare Inc.	90,100	76,418
7. Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co.	146,295	-
8. Costamare Inc.	129,243	120,330
9. Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	224,107	212,646
10. Raymond Shipping Co. and Terance Shipping Co.	148,707	140,521
11. Costamare Inc.	108,350	92,165
	1,191,802	958,455
Total	1,867,576	1,566,811
Less-current portion	(206,717)	(195,047)
Long-term portion	1,660,859	1,371,764

1. Credit Facility: On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay the then existing indebtedness. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Following the sale of MSC Antwerp (ex. Sophia Britannia) the Company, on September 30, 2013, repaid $1,500 of the Facility.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

The outstanding balance of the Facility as of September 30, 2014, is repayable in 15 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $271,261 payable together with the last installment. The quarterly installments were calculated using a formula specified in the agreement, following the amalgamation of the Facility’s compounds on June 30, 2011, as documented in the third supplemental agreement to the Facility that the Company entered into on September 6, 2011.

On December 17, 2012, the Company entered into a fourth supplemental agreement which released two of the Company’s subsidiaries guarantors and the mortgages over their vessels and replaced them with mortgages over two other vessels. On May 28, 2013, the Company entered into a fifth supplemental agreement under which the bank agreed to the change of flags of five of the Company’s vessels and to the transfer of the technical management of two of the Company’s vessels to V.Ships Greece. On August 30, 2013, the Company entered into a sixth supplemental agreement which released one of the Company’s subsidiary guarantor and the mortgage over its vessel and replaced it with mortgages over two other vessels.

The Facility, as of September 30, 2014, was secured with, among others, first priority mortgages over 18 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 18 ship-owning companies.

The Facility and certain of the term loans described under Note 11.2 below include among others, financial covenants requiring: (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00, (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00, (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, to exceed $500,000, and (v) the ratio of net funded debt to total net assets ratio not to exceed 80% on a charter inclusive valuation basis. The Company’s other term loans described under Note 11.2 below also contain financial covenants that are either equal to or less stringent than the foregoing financial covenants.

2. Term loans:

1. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels  Sealand New York  and  Sealand Washington. As at September 30, 2014, the outstanding balance of the loan of $96,000 is repayable in 8 equal semi-annual installments of $4,500, each from November 2014 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

2. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at September 30, 2014, the outstanding balance of the loan of $38,875 is repayable in 7 variable semi-annual installments from February 2015 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

3. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels  Maersk Kawasaki  and  Maersk Kure. As at September 30, 2014, the outstanding balance of the loan of $84,000 is repayable in 7 equal semi-annual installments of $6,000 each from December 2014 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

4. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at September 30, 2014, the outstanding balance of the loan of $50,000 is repayable in 8 equal semi-annual installments of $2,500 each from February 2015 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

5. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at September 30, 2014, the outstanding balance of the loan of $47,500 is repayable in 7 equal semi-annual installments of $2,500 each from February 2015 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

6. On November 19, 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of June 30, 2014, the Company has drawn the amount of $38,500 (tranche a), the amount of $42,000 (tranche b), the amount of $21,000 (tranche c), the amount of $7,470 (tranche d) and the amount of $7,470 (tranche e) under this term loan agreement in order to finance part of the acquisition cost of MSC Romanos, MSC Methoni,  MSC Ulsan,  MSC Koroni (ex. Koroni)  and MSC Itea (ex. Kyparissia),  respectively. As at September 30, 2014, the outstanding balance of the tranche (a) of the loan of $26,950 is repayable in 20 equal quarterly installments of $962.5 from November 2014 to August 2019 and a balloon payment of $7,700 payable together with the last installment. As at September 30, 2014, the outstanding balance of the tranche (b) of the loan of $30,450 is repayable in 21 equal quarterly installments of $1,050 from October 2014 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at September 30, 2014, the outstanding balance of the tranche (c) of the loan of $15,750 is repayable in 22 equal quarterly installments of $525 from November 2014 to February 2020 and a balloon payment of $4,200 payable together with the last installment. On May 21, 2014, the then outstanding balance of $4,202 of the tranche (d) of the loan was fully repaid. As at September 30, 2014, the outstanding balance of the tranche (e) of the loan of $3,268 is repayable in 3 equal quarterly installments of $466.9 from November 2014 to May 2015 and a balloon payment of $1,867.3 payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

7. On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of Hulls H1068A, H1069A and H1070A (Note 6). The drawdown of the facility was made in three tranches, one for each hull. The credit facility was repayable in forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1,412 per tranche each, and a final (fortieth) installment of $12,713 per tranche. As of December 31, 2013, the Company had drawn the amount of $48,765 (tranche (a) - H1068A), $48,765 (tranche (b) - H1069A) and $48,765 (tranche (c) - H1070A), in order to partly finance the second installment and fully finance the third and fourth pre-delivery installment of hulls H1068A, H1069A and H1070A. MSC Azov (Hull H1068A), MSC Ajaccio (Hull H1069A) and MSC Amalfi (Hull H1070A) were delivered to the Company, on January 14, 2014, March 14, 2014 and April 28, 2014, respectively and at the same time the Company agreed the sale and leaseback of such vessels and repaid the then outstanding balance of the three tranches (Note 12).

8. On April 7, 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to the lesser of $140,000 and 70% of the contract price of the vessels, to finance part of the acquisition and construction cost of Hulls S4010 and S4011 (Note 6). In April 2011, the Company drew down the amount of $26,740 in order to partly refinance the first pre-delivery installment of Hulls S4010 and S4011. During the year ended December 31, 2012, the Company drew down the amount of $26,740, in aggregate, in order to partly finance the second and third pre-delivery installments of Hulls S4010 and S4011. Furthermore, during the year ended December 31, 2013, the Company drew down in aggregate the amount of $80,220, in order to partly finance the final installments of Hulls S4010 (MSC Athens), which was delivered to the Company on March 14, 2013 and S4011 (MSC Athos), which was delivered to the Company on April 8, 2013. As at September 30, 2014, the outstanding balance of the loan of $120,330 is repayable in 13 equal semi-annual installments of $4,456.7 from January 2015 until January 2021 and a balloon payment of $62,392.7 payable together with the last installment.

9. On August 16, 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the acquisition and construction cost of Hulls S4020, S4022 and S4024 (Note 6). The drawdown of the facility was made in three tranches. On August 26, 2011, the Company drew down an amount of $22,920 in order to partly refinance the first pre-delivery installment of Hulls S4020, S4022 and S4024. During the year ended December 31, 2012, the Company drew down in aggregate the amount of $38,200 in order to partly finance the second and the third pre-delivery installments of Hulls S4020, S4022 and S4024. Furthermore, during the year ended December 31, 2013, the Company drew down in aggregate the amount of $168,080 in order to partly finance the third pre-delivery and the delivery final installments of Hulls S4020 (Valor), S4022 (Valiant) and S4024 (Vantage), which were delivered to the Company on June 3, 2013, August 5, 2013 and November 8, 2013, respectively. As at September 30, 2014, the outstanding balance of the tranche (a) of $70,033 relating to Hull S4020 (Valor), is repayable in 23 equal quarterly installments of $1,273.4 from October 2014 to April 2020 and a balloon payment of $40,744.8 payable together with the last installment. As at September 30, 2014, the outstanding balance of the tranche (b) of $70,033 relating to Hull S4022 (Valiant), is repayable in 23 equal quarterly installments of $1,273.4 from December 2014 to June 2020 and a balloon payment of $40,744.8 payable together with the last installment. As at September 30, 2014, the outstanding balance of the tranche (c) of $72,579.8 relating to Hull S4024 (Vantage) is repayable in 25 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from November 2014 to November 2020.

10. On October 12, 2011, Raymond Shipping Co. and Terance Shipping Co. wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 to finance part of the construction and acquisition cost of Hulls S4021 and S4023 (Note 6). On October 25, 2011, the Company drew down an amount of $15,280 in order to partly refinance the first pre-delivery installment of Hulls S4021 and S4023. During the year ended December 31, 2012, the Company drew down in aggregate the amount of $30,560 in order to partly finance the second and third pre-delivery installments of Hulls S4021 and S4023. Furthermore, during the year ended December 31, 2013 the Company drew down in the aggregate the amount $106,960 in order to partly finance the final installments of Hulls S4021 (Value) and S4023 (Valence), which vessels were delivered to the Company on June 25, 2013, and September 2, 2013, respectively. As at September 30, 2014, the outstanding balance of the tranche (a) of $69,578.5 relating to Hull S4021 (Value), is repayable in 23 equal quarterly installments of $1,364.3 from November 2014 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at September 30, 2014, the outstanding balance of tranche (b) of the loan of $70,942.8 relating to Hull S4023 (Valence) is repayable in 24 equal quarterly installments of $1,364.3 from November 2014 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

11. On October 6, 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. In March 2012, the Company drew the amount of $113,700. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11,300 to finance the acquisition of the vessel Stadt Luebeck, which was drawn down in August 2012 upon the delivery of the vessel. In April 11, 2014, the Company entered into another supplemental agreement, for a further amount of $9,000 to partly finance the acquisition of the vessel Neapolis, which was drawn down in April 2014 upon the delivery of the vessel. In May 2014, the Company repaid the amount of $6,495 due to the sale of Konstantina (Note 7). Furthermore in September 2014 the Company repaid the amount of $6,000 due to the sale of Akritas (Note 7). As at September 30, 2014, the outstanding balance of $92,165 is repayable in 17 quarterly variable consecutive installments from December 2014 to December 2018 and a balloon payment of $39,490 payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels, and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 100% to 125% and restrictions in dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual principal payments required to be made after September 30, 2014, are as follows:

Year ending December 31,	Amount
2014	46,871
2015	192,950
2016	185,259
2017	227,259
2018	557,946
2019 and thereafter	356,526
1,566,811

The interest rates of Costamare’s long-term debt at December 31, 2013 and September 30, 2014, were in the range of 1.25%-6.75% and 1.03%-6.75%, respectively. The weighted average interest rate as at December 31, 2013 and September 30, 2014 was 4.3% and 4.2% respectively.

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 19) for the nine-month periods ended September 30, 2013 and 2014, amounted to $62,037 and $63,093, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amount incurred in 2013, $8,490 was capitalized and is included (a) in Advances for vessel acquisitions ($5,705) in the accompanying 2013 consolidated balance sheet and (b) in the statement of comprehensive income / (loss) ($2,785), representing net settlements on interest rate swaps qualifying for cash flow hedge. Of the above amount incurred in 2014, $1,795 was capitalized and is included (a) in Advances for vessel acquisitions ($1,306) (Note 6) and (b) in the statement of comprehensive income / (loss) ($489), representing net settlements on interest rate swaps qualifying for cash flow hedge.

3. New Credit Facility: On September 26, 2014, in connection with the contemplated initial public offering (Note 22 (a)), Costamare Partners LP a Marshall Islands limited partnership and a wholly-owned subsidiary of the Company, as guarantor, and each of the vessel owning companies, Capetanissa Maritime Corporation, Jodie Shipping Co., Kayley Shipping Co. and Raymond Shipping Co., as joint and several borrowers, entered into a new credit facility with certain banks for up to $180,000. The credit facility consists of:

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

i.
A term loan, in order to refinance the loans discussed in Notes 11.2.4, 11.2.8 and 11.2.10, in an amount equal to the lesser of (i) $126,600, and (ii) an amount which when aggregated with the amount drawn under the revolving credit facility as of the drawdown date of the term loan facility, does not exceed 50% of the market value of the relevant vessels securing the facility. The term loan is available for a single drawdown through November 30, 2014 and is repayable in 20 equal consecutive quarterly installments in the amount of approximately $2,221 plus a balloon payment at the final maturity date, which will be the earlier of the fifth anniversary of the drawdown date or November 19, 2019 (the “Final Maturity Date”).

ii.
A revolving credit facility, for general corporate purposes, in an amount equal to the lesser of (i) $53,400 and (ii) an amount which when aggregated with the amount actually drawn under the term loan facility, does not exceed 50% of the market value of the relevant vessels securing the facility. The commitment under the revolving credit facility will be reduced in 20 quarterly amounts of $937 starting three months after the first drawdown date under the New Credit Facility and the last such reduction in the amount outstanding as of the Final Maturity Date.

The New Credit Facility bears interest at LIBOR plus a spread and will be secured among others by a first priority mortgage over the vessels the COSCO Beijing, the MSC Athens, the MSC Athos and the Value.

12. Finance Leased Assets and Finance Lease Obligations:

The newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi were delivered to the Company on January 14, 2014, March 14, 2014 and April 28, 2014, respectively (Note 6). At the same time, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to MSC Azov, MSC Ajaccio and MSC Amalfi, by entering into a ten-year sale and leaseback transaction for each vessel upon their respective deliveries. These vessels were sold for an amount of $85,572 each and leased back for a period of ten years.

The sale and leaseback transactions were classified as finance leases. Furthermore, as the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was considered as prepaid lease rentals. In this respect, an aggregate amount of $49,817 (including the net settlements on interest rate swaps qualifying for hedge accounting of $6,604) was transferred to prepaid lease rentals.

The total value of the three vessels at the inception of the Finance lease transactions amounted to $256,716. The depreciation charged during the nine-month period ended September 30, 2014, amounted to $4,258 and is included in Depreciation in the accompanying 2014 consolidated statement of income. As of September 30, 2014, the net book value of the three vessels amounted to $252,458 and is separately reflected as Finance leased assets, in the accompanying 2014 consolidated balance sheet.

The balance of prepaid lease rentals, as of September 30, 2014, is analyzed as follows:

September 30, 2014
Initial recognition of prepaid lease rentals	49,817
Less: Amortization of prepaid lease rentals	(2,768)
Prepaid lease rentals	47,049
Less: current portion	(4,982)
Non-current portion	42,067

The finance lease obligations amounting to $250,367, as at September 30, 2014 are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expense incurred on finance leases for the nine-month period ended September 30, 2014, amounted to $10,327 and is included in Interest and finance costs in the accompanying 2014 consolidated statement of income.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

The annual lease payments in aggregate required under the finance leases after September 30, 2014, are as follows:

Year ending December 31,	Amount
2014	7,682
2015	30,699
2016	30,783
2017	30,698
2018	30,698
2019 and thereafter	238,252
Total	368,812
Less: Amount of interest	(118,445)
Total lease payments	250,367

The total finance lease obligations are presented in the accompanying September 30, 2014 consolidated balance sheet as follows:

Finance lease obligation – current	13,273
Finance lease obligation – non current	237,094
250,367

13. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2013 and September 30, 2014, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates. As at December 31, 2013, the net accrued charter revenue, reduced by the allowance for doubtful amounts of $2,208, totaling to ($16,896), comprises $409 separately reflected in Current assets, $10,264 separately reflected in Non-current assets and $27,569 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2013 consolidated balance sheet. As at September 30, 2014, the net accrued charter revenue, totaling to ($31,969) comprises $408 separately reflected in Current assets, $1,128 separately reflected in Non-current assets, and $33,505 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2014 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2014	(949)
2015	(4,425)
2016	(9,431)
2017	(11,336)
2018	(5,828)
(31,969)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2013 and September 30, 2014, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

	December 31, 2013	September 30, 2014
Hires collected in advance	7,196	7,953
Charter revenue resulting from varying charter rates	27,569	33,505
Total	34,765	41,458
Less current portion	(9,601)	(12,623)
Non-current portion	25,164	28,835

14. Commitments and Contingencies:

(a) Long-term time charters: As at September 30, 2014, the Company has entered into time charter arrangements on all of its vessels in operation, with international liner operators. These arrangements as at September 30, 2014, have remaining terms of up to 114 months. As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount
2014	122,799
2015	451,163
2016	417,343
2017	371,709
2018	198,759
2019 and thereafter	433,158
1,994,931

(b) Pursuant to the Framework Agreement the Company has a contractual commitment of approximately $312,421 representing 49% of the remaining construction cost of two vessels under construction, 40% of the remaining construction cost of five vessels under construction and 25% of the construction cost of two vessels under construction (Note 10).

(c) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

15. Common Stock, Preferred Stock and Additional Paid-In Capital:

(a) Common Stock: From inception through July 11, 2010, the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of $0.0001 per share out of which 1,000,000 shares were issued to the Family. On July 12, 2010, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

On July 20, 2010, pursuant to a rights offering authorized by the Board of Directors on July 14, 2010, the Company issued 24,000,000 shares of common stock in exchange of $2,400, increasing the issued share capital of the Company to 25,000,000 shares of common stock.

On October 19, 2010, within the context of the Initial Public Offering completed in November 2010, the Company effected a dividend of 0.88 shares for each share of common stock outstanding on the record date of August 27, 2010 (the “Stock Split”). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of the then outstanding common stock.

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the Securities Act. In this respect 13,300,000 common shares at par value $0.0001 were issued at a public offering price of $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

On March 27, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,500,000 shares at par value $0.0001 were issued at a public offering price of $14.10 per share, increasing the issued share capital to 67,800,000 shares. The net proceeds of the follow-on offering were $100,584.

On October 19, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,000,000 shares at par value $0.0001 were issued at a public offering price of $14.00 per share, increasing the issued share capital to 74,800,000 shares. The net proceeds of the follow-on offering were $93,547.

(b) Preferred Stock: On August 7, 2013, the Company issued 2,000,000, Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) in the United States under the Securities Act, which pay dividends of 7.625% per annum in arrears on a quarterly basis (equal to $1.90625 per annum per share) at $25 per share. At any time after August 6, 2018, the Series B Preferred Stock may be redeemed, at Company’s election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $48,042.

On January 22, 2014, the Company issued 4,000,000, Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) in the United States under the Securities Act, which pay dividends of 8.50% per annum in arrears on a quarterly basis (equal to $2.125 per annum per share) at $25 per share. At any time after January 21, 2019, the Series C Preferred Stock may be redeemed, at Company’s election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $96,523.

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes and (iii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013 and January 2014 and the net proceeds received from the issuance of such shares.

(d) Dividends declared and / or paid: During the nine-month period ended September 30, 2013, the Company declared and paid, to its common stockholders, (i) the amount of $20,196 or $0.27 per common share for the fourth quarter of 2012, (ii) the amount of $20,196 or $0.27 per common share for the first quarter of 2013 and (iii) the amount of $20,196 or $0.27 per common share for the second quarter of 2013. During the nine-month period ended September 30, 2014, the Company declared and paid to its common stockholders, (i) the amount of $20,196 or $0.27 per common share for the fourth quarter of 2013, (ii) the amount of $20,944 or $0.28 per common share for the first quarter of 2014 and (iii) the amount of $20,944 or $0.28 per common share for the second quarter of 2014. During the nine-month period ended September 30, 2014, the Company declared and paid to its holders of Series B Preferred Stock, (i) the amount of $953 or $0.476563 per share for the period from October 14, 2013 to January 14, 2014, (ii) the amount of $953 or $0.476563 per share for the period from January 15, 2014 to April 14, 2014 and (iii) the amount of $953 or $0.476563 per share for the period from April 15, 2014 to July 14, 2014. During the nine-month period ended September 30, 2014, the Company declared and paid to its holders of Series C Preferred Stock, the amount of $1,983 or $0.495833 per share for the period from January 22, 2014 to April 14, 2014 and the amount of $2,125 or $0.531250 per share for the period from April 15, 2014 to July 14, 2014.

16. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. In August 2013, the Company issued Series B Preferred Stock, receiving an annual dividend of 7.625% in arrears on the 15th day of January, April, July and October of each year. Furthermore, in January 2014 the Company issued Series C Preferred Stock, receiving an annual dividend of 8.50% in arrears on the 15th day of January, April, July and October of each year. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock and Series C Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock and Series C Preferred Stock during the nine-month periods ended September 30, 2013 and 2014, amounted to $585 and $8,831, respectively.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

	September 30, 2013	September 30, 2014
	Basic EPS	Basic EPS
Net income	$76,235	$84,287
Less: paid and accrued earnings allocated to Preferred Stock	(585)	(8,831)
Net income available to common stockholders	75,650	75,456
Weighted average number of common shares, basic	74,800,000	74,800,000
Earnings per common share	$1.01	$1.01

17. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	September 30, 2013	September 30, 2014
Interest expense	23,617	34,538
Interest capitalized	(8,490)	(1,795)
Swap effect	38,420	38,882
Amortization and write-off of financing costs	1,056	3,573
Commitment fees	2,105	176
Bank charges and other	215	227
	56,923	75,601

18. Taxes:

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

19. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

The interest rate swap agreements designated as hedging instruments, as of December 31, 2013 and September 30, 2014, were as follows:

Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2013	Fair value Sep. 30, 2014
30/6/2008	30/6/2015	425,000	4.03%p.a.	USD LIBOR 3M BBA	(8,916)	(3,622)
30/6/2008	30/6/2015	75,000	4.03%p.a.	USD LIBOR 3M BBA	(1,573)	(639)
30/9/2008	30/6/2015	100,000	4.09%p.a.	USD LIBOR 3M BBA	(2,132)	(867)
30/9/2008	30/6/2015	250,000	4.02%p.a.	USD LIBOR 3M BBA	(5,231)	(2,127)
16/5/2008	16/5/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(880)	-
16/5/2008	16/5/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(880)	-
17/6/2008	17/6/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	-	-
17/6/2008	17/6/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	-	-
21/2/2007	21/2/2017	85,000	Zero cost Interest rate Collar (i)		(7,771)	(5,003)
4/8/2008	5/8/2013	74,000	3.60%p.a.	USD LIBOR 6M BBA	-	-
30/6/2011	29/6/2018	50,000	3.45%p.a.	USD LIBOR 3M BBA	(12,933)	(10,525)
30/9/2011	29/6/2018	20,000	4.05%p.a.	USD LIBOR 3M BBA	(21,125)	(20,079)
28/9/2012	29/6/2018	40,000	3.60%p.a.	USD LIBOR 3M BBA	(3,737)	(3,055)
22/8/2011	22/8/2018	65,000	2.79%p.a.	USD LIBOR 6M BBA	(3,015)	(2,048)
31/1/2013	29/01/2021	133,700	3.51%p.a.	USD LIBOR 6M BBA	(9,981)	(8,820)
15/1/2014 (ii)	15/1/2021	67,781	2.94%p.a.	USD LIBOR 3M BBA	(2,603)	-
15/2/2014 (iii)	15/2/2021	67,781	2.99%p.a.	USD LIBOR 3M BBA	(2,595)	-
15/3/2014 (iv)	15/3/2021	67,781	3.03%p.a.	USD LIBOR 3M BBA	(2,555)	-
5/4/2013	6/4/2020	30,000	2.39%p.a.	USD LIBOR 3M BBA	(754)	(757)
17/6/2013	15/6/2020	30,000	2.49%p.a.	USD LIBOR 3M BBA	(728)	(748)
15/8/2013	17/8/2020	30,000	2.58%p.a.	USD LIBOR 3M BBA	(878)	(908)
15/8/2013	17/8/2020	30,000	2.41%p.a.	USD LIBOR 3M BBA	(606)	(692)
5/4/2013	6/4/2020	30,000	2.24%p.a.	USD LIBOR 3M BBA	(522)	(574)
17/6/2013	15/6/2020	30,000	2.32%p.a.	USD LIBOR 3M BBA	(467)	(543)
15/8/2013	17/8/2020	16,400	2.46%p.a.	USD LIBOR 3M BBA	(374)	(412)
17/6/2013	15/6/2020	16,400	2.38%p.a.	USD LIBOR 3M BBA	(304)	(335)
5/4/2013	6/4/2020	16,400	2.29%p.a.	USD LIBOR 3M BBA	(325)	(346)
28/6/2013	23/6/2020	76,400	1.53%p.a.	USD LIBOR 3M BBA	1,587	1,059
28/8/2013	28/8/2020	76,400	1.60%p.a.	USD LIBOR 3M BBA	1,492	928
				Total fair value	(87,806)	(60,113)

(i)
Notional amount $85,000 amortizing zero-cost collar (2.23%-6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

(ii)	This swap was terminated on January 14, 2014.
(iii)	This swap was terminated on March 14, 2014.
(iv)	This swap was terminated on April 28, 2014.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

The interest rate swaps included in the table above are designated for the Credit Facility discussed in Note 11 and the term loans discussed in Notes 11.2.1, 11.2.4, 11.2.5, 11.2.7, 11.2.8, 11.2.9, and 11.2.10.

In the nine-month periods ended September 30, 2013 and 2014, the realized ineffectiveness on the interest rate swaps discussed under (a) above was nil and a net loss of $44, respectively, and is included in Gain on derivative instruments, net in the accompanying 2014 consolidated statement of income.

During the nine-month period ended September 30, 2014, the Company terminated three interest rate derivative instruments and paid the counterparty breakage costs of $10,192, in aggregate and is separately reflected in the Swaps breakage costs in the accompanying 2014 consolidated statement of income.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of both December 31, 2013 and September 30, 2014, the Company had one interest rate swap agreement outstanding for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. More specifically, the swap has a notional amount of $100,000 non-amortizing zero-cost collar (1.37%-6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. At December 31, 2013 and September 30, 2014, the fair value of this swap was a liability of $15,406 and $9,809, respectively and is included in Fair value of derivatives in the accompanying consolidated balance sheets.

 (c) Foreign currency agreements: As of September 30, 2014 the Company was engaged in nine Euro/U.S. dollar forward agreements totaling $22,500 at an average forward rate of Euro/U.S. dollar 1.300 expiring in monthly intervals up to June 2015.

As of December 31, 2013, the Company had no outstanding Euro/USD foreign currency agreements.

The total change of forward contracts fair value for the nine-month period ended September 30, 2014, was a loss of $698 and for the nine-month period ended September 30, 2013, was a loss of $165 and are included in Gain on derivative instruments, net in the accompanying consolidated statement of income.

The Effect of Derivative Instruments for the nine-month periods ended September 30, 2013 and 2014

Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		Location of Gain / (Loss) Recognized in Income on	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2013	2014	Derivative (Ineffective Portion)	2013	2014
Interest rate swaps	26,233	(5,531)	Gain on derivative instruments, net	-	44
Reclassification to Interest and finance costs	32,889	33,180		-	-
Total	59,122	27,649		-	44

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2013	2014
Interest rate swaps	Gain on derivative instruments, net	6,986	5,597
Realized ineffectiveness	Gain on derivative instruments, net	-	44
Forward contracts	Gain on derivative instruments, net	(165)	(698)
Total		6,821	4,943

20. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 11.

(b) Concentration of credit risk: Financial instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 19 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 19(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2013 and September 30, 2014, the fair value of these interest rate swaps in aggregate amounted to a liability of $103,212 and $69,922, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps-liability position	(103,212)	-	(103,212)	-
Total	(103,212)	-	(103,212)	-

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

	September 30, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-liability position	(698)		(698)
Interest rate swaps-liability position	(69,922)	-	(69,922)	-
Total	(70,620)	-	(70,620)	-

21. Comprehensive Income / (Loss):

During the nine-month period ended September 30, 2013, Other comprehensive income increased with net gains of $56,367 relating to: (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $26,233), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $32,889), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge associated with vessels under construction ($2,785) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($30). During the nine-month period ended September 30, 2014, Other comprehensive income / (loss) increased with net gains of $33,841 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $5,531), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $33,180), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge associated with vessels under construction ($489), (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($77) and (iv) the amounts reclassified from net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals ($6,604). As at September 30, 2013 and 2014, Comprehensive income amounted to $132,602 and $118,128, respectively.

22. Subsequent Events:

(a) Filing of registration statement by Master Limited Partnership: On October 2, 2014, Costamare Partners LP (the “MLP”), a Marshall Islands limited partnership and a wholly owned subsidiary of the Company, filed a Registration Statement on Form F-1 with the SEC for the initial public offering of common units representing limited partnership interests (the “common units”) in MLP. The number of common units to be offered and the price range for the offering have not yet been finally determined.  The proceeds from the offering are expected to be used principally to reduce indebtedness and for general partnership purposes, with the remainder to be distributed to the Company.  The Company intends to contribute to the MLP a 100% interest in the entities which own four of the Company’s existing container vessels.  Following the offering, the MLP will remain a consolidated subsidiary of the Company as the Company will retain a majority of the MLP’s total equity interests and, through a subsidiary, act as its general partner.  Completion of the initial public offering is subject to further authorization of the board of directors of the Company, as well as completion of the SEC review process.

(b) Declaration and payment of Dividends (preferred stock Series B and preferred stock Series C): On October 3, 2014, the Company declared a dividend of $953 or $0.476563 per share on its 7.625% Series B Preferred Stock and a dividend of $2,125 or $0.531250 per share on its 8.50% Series C Preferred Stock, for the period from July 15, 2014 to October 14, 2014, both paid on October 15, 2014.

(c) Declaration and payment of Dividends (common stock): On October 7, 2014, the Company declared a dividend of $0.28 per share for the third quarter ended September 30, 2014, which was paid on November 5, 2014, to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on October 22, 2014.

(d) Investment in affiliates: In October 2014, pursuant to the Framework Agreement, Costamare Ventures invested in the equity of a certain affiliated company the amount of $12,943 related to the third pre-delivery installment to the shipyard for the construction of a vessel.